SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 5)

The Talbots, Inc.

(Name of Subject Company)

The Talbots, Inc.

(Name of Person Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

874161102

(CUSIP Number of Class of Securities)

Richard T. O’Connell, Jr.

Executive Vice President

The Talbots, Inc.

One Talbots Drive

Hingham, Massachusetts 02043

(781) 749-7600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Morton A. Pierce, Esq.

Chang-Do Gong, Esq.

White & Case LLP

1155 Avenue of the Americas

New York, New York 10036-2787

(212) 819-8200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by The Talbots, Inc., a Delaware corporation (“Talbots” or the “Company”), with the Securities and Exchange Commission (“SEC”) on June 27, 2012, relating to the tender offer by TLB Holdings LLC, a Delaware limited liability company (“Parent”), and TLB Merger Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Parent (the “Purchaser”), to purchase all of the outstanding shares of Talbots common stock, par value $0.01 per share, together with the associated stock purchase rights, for $2.75 per share, net to the seller in cash, without interest, and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 15, 2012, as amended, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Parent and certain of its affiliates, including Purchaser, with the SEC on June 15, 2012.

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Item 4 of the Statement is hereby amended and supplemented by replacing the 27th paragraph under the heading “Background of the Offer and Merger; Reasons for Recommendation–Background of the Offer and Merger” beginning on page 28 of the Statement with the following:

“On or about February 24, 2012, seven participants (two strategic buyers and five financial buyers) in the strategic alternatives review process, including Sycamore, submitted preliminary, non-binding indications of interest to acquire 100% of the outstanding shares of Company Common Stock. The price per share of Company Common Stock at which such participants indicated that they would be interested in engaging in such a transaction were as follows: Participant A—$4.00 to $6.00; Participant B—$3.50 to $4.50; Participant C—$3.50 to $4.00; Participant D: $3.00 to $4.00; Participant E—$3.00 to $3.50; Participant F—$3.00 to $3.20; and Sycamore—$3.00. Four of the participants who submitted preliminary, non-binding indications of interest expressed that they would consider entering into alternative transaction structures, including structured financing transactions or minority equity investments. Sycamore noted that the $3.00 per share price was based on the limited information provided in the virtual data room and that Sycamore would expect to be in a position to increase the offer price if the Company provided additional information (including access to the Company’s management) that supported the assumptions underlying the Company’s financial forecast provided in the virtual data room. In addition, Sycamore expressed interest in a structured financing transaction or a minority equity investment, should the Company decide to pursue such a transaction.”

Item 4 of the Statement is hereby amended and supplemented by inserting the following after the first sentence of the first paragraph under the heading “Opinion of the Company’s Financial Advisor–Summary of Material Financial Analyses–Equity Research Analyst Price Target Statistics” beginning on page 47 of the Statement:

These research analyst price targets are summarized in the following tables:

Research Analyst	Price Target
Oppenheimer	$4.00
Wedbush	$1.65
Jefferies	$1.50
Nomura	$1.50
UBS	$1.40

Item 4 of the Statement is hereby amended and supplemented by inserting the following chart immediately before the existing EV/FY 2012E EBITDA chart under the heading “Opinion of the Company’s Financial Advisor–Summary of Material Financial Analyses–Selected Publicly Traded Companies Analysis” beginning on page 50 of the Statement:

Selected Publicly Traded Companies	EV / FY 2012E EBITDA

Direct Peers
Chico’s	5.9x
Christopher & Banks	NM
Coldwater Creek	NM
New York & Co.	6.9x

Other Women’s Peers
Ann Inc.	4.9x
Cache	3.8x
Charming Shoppes*	6.6x

Other Retailers
A&F	4.0x
Ascena	5.6x
Bebe	9.0x
Gap	6.4x
Guess	4.7x
Wet Seal	3.6x

Item 4 of the Statement is hereby amended and supplemented by inserting the following sentence after the first sentence of the first paragraph under the heading “Opinion of the Company’s Financial Advisor–Summary of Material Financial Analyses–Discounted Cash Flow Analysis” beginning on page 52 of the Statement:

“Actual cash flows for the first quarter of fiscal year 2012 were not included because their impact was reflected in the capital structure and net debt balance used in Perella Weinberg’s analysis.”

Item 4 of the Statement is hereby amended and supplemented by inserting the following sentences after the second sentence of the first paragraph under the heading “Opinion of the Company’s Financial Advisor–Summary of Material Financial Analyses–Discounted Cash Flow Analysis” beginning on page 52 of the Statement:

“Perella Weinberg treated stock-based compensation as a non-cash expense in connection with this analysis. The Board understood that Perella Weinberg used the estimated unlevered free cash flows for fiscal years 2012 through 2014 when preparing the discounted cash flow analysis consistent with management having reforecasted those years when management revised their projections as of April 20, 2012. “

Item 4 of the Statement is hereby amended and supplemented by inserting the following sentence after the third sentence of the first paragraph under the heading “Opinion of the Company’s Financial Advisor–Summary of Material Financial Analyses–Discounted Cash Flow Analysis” beginning on page 52 of the Statement:

“Perella Weinberg estimated the Company’s weighted average cost of capital by calculating the cost of equity (derived utilizing the capital asset pricing model) and assuming an appropriate capital structure based on comparable companies. The estimate of the Company’s cost of equity took into account the Company’s unlevered equity beta, the risk free rate and the equity risk premium, all of which were based upon information from various independent sources (including market risk-free interest rates, market equity risk premiums, small stock risk premiums, and equity betas).”

Item 4 of the Statement is hereby amended and supplemented by replacing the second-to-last sentence of the first paragraph under the heading “Opinion of the Company’s Financial Advisor–Summary of Material Financial Analyses–Discounted Cash Flow Analysis” beginning on page 52 of the Statement with the following:

“The present values of unlevered free cash flows generated over the period described above were then added to the present values of terminal values resulting in a range of implied enterprise values for the Company, assuming net debt of $176 million as of April 28, 2012 per management estimates.”

Item 4 of the Statement is hereby amended and supplemented by replacing the first chart under the heading “Opinion of the Company’s Financial Advisor–Summary of Material Financial Analyses–Selected Transactions Analysis” beginning on page 53 of the Statement with the following:

Date	Target	Acquirer	EV/LTM Revenue	EV/LTM EBIDTA
May 2012	Charming Shoppes	Ascena	0.44x	10.8x
September 2011	Mexx *	The Gores Group	0.14x	NM
December 2010	JoAnn Stores	Leonard Green	0.82x	8.2x
November 2010	J. Crew	Texas Pacific Group & Leonard Green	1.59x	8.6x
October 2010	Gymboree	Bain Capital	1.71x	8.2x
March 2010	Tommy Hilfiger	V. Heusen	1.39x	7.9x
August 2009	Charlotte Russe *	Advent International	0.37x	6.6x
June 2009	Tween Brands *	Ascena	0.25x	5.6x
July 2007	Deb Shops	Lee Equity Partners	0.79x	7.8x
June 2007	Barney’s	Istithmar	NM	14.1x
March 2007	Claire’s	Apollo	1.74x	7.9x
July 2006	Petco	Consortium	0.89x	8.7x
June 2006	Michaels Stores	Consortium	1.52x	12.2x
January 2006	Burlington Coat	Bain Capital	0.58x	7.2x
December 2005	Tommy Hilfiger	Apax Partners	0.89x	7.9x
November 2005	Linens n Things *	Apollo	0.49x	8.8x
May 2005	Neiman Marcus	Consortium	1.34x	10.2x
March 2005	Toys R Us *	Consortium	0.54x	9.4x
February 2005	May Department Stores	Federated Department Stores	1.24x	8.9x
November 2004	Barney’s	Jones Apparel Group	0.90x	8.1x

*	Denotes targets undergoing a turnaround at the time of the transaction

Item 4 of the Statement is hereby amended and supplemented by inserting the following sentence after the fourth paragraph under the heading “Opinion of the Company’s Financial Advisor–Miscellaneous” on page 55 of the Statement:

“Perella Weinberg has not provided any services to or received any compensation from Sycamore in the past two years.”

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 of the Statement is hereby amended and supplemented by replacing the last paragraph under the heading “Litigation” beginning on page 67 of the Statement with the following:

“On July 23, 2012, the parties to In re The Talbots, Inc. Shareholders Litigation, Consolidated C.A. No. 7513-CS, pending before the Court of Chancery of the State of Delaware (the “Court”) and the parties to Brodt v. The Talbots, Inc., Case No. 1:12-cv-00853-UNA, pending before the United States District Court for the District of Delaware (collectively, the “Actions”) entered into a memorandum of understanding (“MOU”) providing for a settlement, subject to Court approval, of the Actions. The settlement provided for in the MOU, if approved by the Court, will resolve all of the claims asserted by the plaintiffs in the Actions against the Company, the Individual Defendants, Sycamore, Parent and Purchaser (the “Defendants”), and will further provide for the release and settlement by the plaintiffs and the class of the Company’s stockholders of all claims, against the Defendants and/or any of their respective families, parent entities, controlling persons, associates, predecessors, successors, affiliates or subsidiaries, and each and all of their respective past or present officers, directors, shareholders, principals, representatives, employees, attorneys, financial or investment advisors, consultants, accountants, investment bankers, commercial bankers, entities providing fairness opinions, underwriters, brokers, dealers, advisors or agents, heirs, executors, trustees, general or limited partners or partnerships, limited liability companies, members, managers, joint ventures, personal or legal representatives, estates, administrators, predecessors, successors and assigns, that are related, directly or indirectly, to the proposed Merger or the allegations that were asserted or could have been asserted in the Actions. In connection with the settlement, the Defendants deny that they have committed or aided and abetted in the commission of any violation of law or engaged in any alleged unlawful or wrongful act whatsoever, and expressly maintain that they diligently and scrupulously complied with any fiduciary, disclosure and all other legal duties. In connection with the MOU, the Company has agreed to provide certain supplemental disclosures set forth in Amendment No. 5 to this Statement. The settlement will not affect the amount of consideration to be paid pursuant to the Offer and the Merger.”

ITEM 9.	EXHIBITS.

Item 9 of the Statement is hereby amended and supplemented by inserting the following exhibits thereto:

Exhibit No.	Description

(a)(27)	Memorandum of Understanding, dated July 23, 2012 (incorporated herein by reference to Exhibit 99.1 to The Talbots, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on July 24, 2012).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

THE TALBOTS, INC. a Delaware corporation

By:	/s/ Richard T. O’Connell, Jr.
Name: Title:	Richard T. O’Connell, Jr. Executive Vice President

Dated: July 24, 2012